United States securities and exchange commission logo





                               August 10, 2022

       Bob R. Simpson
       Chief Executive Officer
       MorningStar Partners, L.P.
       400 West 7th Street
       Fort Worth, Texas 76102

                                                        Re: MorningStar
Partners, L.P.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 14,
2022
                                                            CIK 0001559432

       Dear Mr. Simpson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 3

   1. We note your disclosure on page 3 that you intend to make quarterly distributions on your common units of all of
your    cash available for distribution    at the end of each such
                                                        quarter. If your policy
will be to distribute all    available cash    you generate each quarter,
                                                        as defined in your
partnership agreement and as described on page 81, please revise your disclosure on page 3
accordingly.
   2. We note your disclosure that you believe the low decline nature of your reserves and the relatively low-cost
expense to maintain production combined with your zero to low
 Bob R. Simpson
FirstName LastNameBob
MorningStar Partners, L.P.R. Simpson
Comapany
August 10, NameMorningStar
           2022               Partners, L.P.
August
Page 2 10, 2022 Page 2
FirstName LastName
         leverage profile will allow you to make relatively consistent quarterly distributions.
         Please balance such disclosure with your disclosure on page 31 that future quarterly distributions paid to your unitholders will vary significantly from quarter to quarter and may be zero.
3. Please balance your disclosure regarding your management team's background with a reference to your disclosure on page 169-170 regarding the Southland Royalty Company
         LLC bankruptcy in 2020. Please also include disclosure cautioning potential investors that the prior performance of companies, acquisitions or business initiatives in which your management team were involved may not be indicative of your future performance.
4. The tabular presentation of SEC and NYMEX proved reserves, PV-10, active well count
         and development locations includes a line item    Other    for areas
outside the Permian and
         San Juan Basins. Please expand your disclosure to clarify the location
of these    Other
         properties.
Reorganization Transactions and Partnership Structure, page 12

5. Please revise to also include a diagram of your ownership structure prior to the offering and related reorganization transactions. We also note that your post-closing diagram shows "Existing Owners" and "Founders" holding ownership interests in your parent company, MorningStar Partners II, L.P, as separate groups. Please clarify the difference between these two owner groups.
Risk Factors
Declining general economic, business or industry conditions and inflation may have a material adverse effect on our results of operations, page 38

6. You disclose that supply chain constraints and inflationary pressures will likely continue to adversely impact your operating costs. You also disclose here and on page 106 that global, industry-wide supply chain disruptions have resulted in widespread shortages of labor, materials and services, and that such shortages have resulted in your facing significant cost increases for labor, materials and services. Please expand to identify the principal factors contributing to the supply chain constraints and inflationary pressures you have experienced and clarify the resulting impact to the company.
7.       You also disclose that you continue to undertake actions and implement plans to
         strengthen your supply chain to address these pressures and protect the requisite access to commodities and services. Please revise to identify the actions and plans taken to mitigate your supply chain and inflationary pressures. Please also revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks.
 Bob R. Simpson
FirstName LastNameBob
MorningStar Partners, L.P.R. Simpson
Comapany
August 10, NameMorningStar
           2022               Partners, L.P.
August
Page 3 10, 2022 Page 3
FirstName LastName
We use derivative instruments to economically hedge exposure to changes in commodity price, page 40

8. We note your disclosure regarding the hedging restrictions in your credit facility. We also note your disclosure on page 126 that you were in compliance with all financial and other covenants of your credit facility as of March 31, 2022, except the covenant regarding hedge volumes required as of March 31, 2022, and that you received a waiver for this exception in June 2022. Please revise this risk factor to disclose the breach of this covenant.
We depend upon several significant purchasers for the sale of most of our oil, natural gas and
NGL production, page 42

9. You disclose here that for the year ended December 31, 2021, Phillips 66 Company,
         Tenaska Marketing and Eco-Energy, Inc. accounted for more than 40% of your total revenues, excluding the impact of your commodity derivatives, and that you sell the
         substantial majority of your production under arm   s length contracts
with terms of 12
         months or less, including on a month-to-month basis, to a relatively small number of customers. You also disclose that the loss of any one of these purchasers, the inability or failure of your significant purchasers to meet their obligations to you or their insolvency or liquidation could materially adversely affect your financial condition, results of operations and ability to make distributions to our unitholders. To the extent you are substantially dependent on any agreements with these customers, please describe the material terms of such agreements and file the agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K. If you believe you are not substantially dependent on the agreements, please provide us an analysis to explain your basis for such belief.
Once our common units are publicly traded, the Existing Owners may sell common units in the public markets, page 67

10. You disclose on page 203 that, under your partnership agreement, you have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership interests proposed to be sold by your general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. Please revise this risk factor to disclose the amount of common units which will be subject to these registration rights.
Our partnership agreement will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions , page 67

11. We note your disclosure that your partnership agreement includes a waiver of the right to trial by jury. Please revise to address any uncertainty about enforceability. If the provision extends to claims under the federal securities laws, please revise to state that investors cannot waive compliance with the federal securities laws and rules and
 Bob R. Simpson
FirstName LastNameBob
MorningStar Partners, L.P.R. Simpson
Comapany
August 10, NameMorningStar
           2022               Partners, L.P.
August
Page 4 10, 2022 Page 4
FirstName LastName
         regulations promulgated thereunder. If the provision does not apply to claims under the federal securities laws, your disclosure should clearly state so. Please also disclose this provision in your summary of material provisions of your partnership agreement which begins on page 189.
12. We note your disclosure regarding your exclusive forum provision for certain claims, and your disclosure that if any unitholder brings any of the aforementioned claims, suits, actions or proceedings and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse you and your affiliates for all fees, costs and expenses of every kind and description, including but not limited to all
reasonable attorneys    fees and
         other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding. Please revise to clarify the level of recovery required by the plaintiff to avoid payment. For example, please revise to explain the meaning of
         obtaining a judgment on the merits that    substantially achieves, in
substance and amount,
         the full remedy sought," and revise to clarify who would be allowed to recover under this provision. In addition, please revise to clarify whether your
disclosure that    this
         provision    would not apply to claims brought to enforce a duty or
liability created by the
         Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction refers to this fee-shifting provision, your exclusive forum provision, or both. Please also included related disclosures in your description of your partnership agreement on page 191.
Use of Proceeds, page 78

13. We note you disclose that you currently intend use the expected net proceeds from this offering to repay in full amounts outstanding under your revolving credit facility, with any remaining amounts to be used for working capital and general partnership purposes. Please revise to more specifically identify the intended uses of the remaining amounts of net proceeds after repaying in full amounts outstanding under your revolving credit facility and provide the estimated amounts you intend to allocate to each identified purpose. In that regard, we note you disclose on pages 7 and 133 that you expect to be able to fund your 2022 and 2023 capital development programs from cash flow from operations and the net proceeds of this offering. We further note you disclose on page 7 that during 2022, you expect to spend approximately $20 million to drill 33 gross wells
         (18 net wells) and related equipment, $4 million on recompletions of existing wells and
         $6 million on remedial workovers and other maintenance projects, and you expect to spend approximately $20 million in the Permian Basin and approximately $10 million in the San Juan Basin in 2022. Refer generally to Item 504 of Regulation S-K.
Our Cash Distribution Policy and Restrictions on Distributions, page 81

14.      Please revise this section to provide the definition of    available
cash    set forth in your
         partnership agreement.
 Bob R. Simpson
FirstName LastNameBob
MorningStar Partners, L.P.R. Simpson
Comapany
August 10, NameMorningStar
           2022               Partners, L.P.
August
Page 5 10, 2022 Page 5
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Revolving Credit Agreement, page 125

15. We note that interest expense on borrowings under your Credit Facility is determined, at your option, by reference to either the secured overnight financing rate plus an applicable margin or an alternate base rate plus an applicable margin.

         Please expand your disclosures to describe the circumstances under which such elections may be made or changed, also to describe provision that allow you to designate or change the amounts of borrowings under the facility that are subject to either rate, and to explain how the alternate base rate is determined and the frequency with which redeterminations of either rate applicable to borrowings are made.
Critical Accounting Policies and Estimates
Oil and Natural Gas Reserves, page 130

16.      We note you include disclosure that states    although improved
technology often can
         identify possible and probable reserves other than by drilling, under current SEC rules, these reserves cannot be estimated or disclosed." Your disclosure refers to proved reserves as defined by FASB ASC 932, but infers that estimates of probable and possible reserves may not be disclosed under current SEC rules. Refer to the definitions of probable and possible reserves under Rule 4-10(a)(18) and (a)(17) of Regulation S-X and Instruction 2
         to Item 1202(a)(2) of Regulation S-K and revise your disclosure accordingly or tell us why a revision is not needed.
Business and Properties
Oil, Natural Gas and NGL Data
Proved Undeveloped Reserves (PUDs), page 143

17. We note the disclosure that you expect all currently scheduled PUD locations to be drilled within seven years of December 31, 2021. Please expand your disclosure to include an explanation of the reasons why you disclose proved undeveloped reserves for locations that will not be drilled and completed within five years of initial disclosure at December
         31, 2021. Refer Item 1203(d) of Regulation S-K, Rule 4-10(a)(31)(ii) of Regulation S-X,
         and question 131.03 in our Compliance and Disclosure Interpretations (C&DIs) regarding
         Oil and Gas Rules for further clarification or guidance.
18. Please provide us with your development schedule, indicating for each future annual period, the number of gross wells drilled and completed, the net quantities of reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2021 to developed status. Please refer to Rule 4-
         10(a)(31)(ii) of Regulation S-X and question 131.04 in our Compliance and Disclosure
         Interpretations (C&DIs) regarding Oil and Gas Rules, and tell us if all of the proved
 Bob R. Simpson
FirstName LastNameBob
MorningStar Partners, L.P.R. Simpson
Comapany
August 10, NameMorningStar
           2022               Partners, L.P.
August
Page 6 10, 2022 Page 6
FirstName LastName
         undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the management including approval by the Board, if such approval is required.
Drilling Results, page 147

19. Disclosure on page F-19 indicates you had expenditures of $2.4 million related to wells in the process of drilling as of December 31, 2021. Please expand the disclosure of your drilling activities to provide the number of gross and net wells in the process of being drilled, completed, or waiting on completion and any other related activities of material importance at fiscal year-end. Refer to the disclosure requirements in
Item 1206 of
         Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 174

20. Please revise your security ownership table to disclose the natural persons or persons who directly or indirectly exercise sole or shared voting or investment control over the common units held by each of Diamond S. Energy Company, GEF-DTOE, Inc., GEF-
         PUE, LP, and PDLP MorningStar LLC. Refer to Item 403 of Regulation S-K and
         Exchange Act Rule 13d-3.
Certain Relationships and Related Party Transactions
Agreements with Affiliates in Connection with the Reorganization Transactions, page 176

21. We note your disclosure that in connection with the closing of the offering your existing equity holders will contribute all of your outstanding equity interests in the company to a newly formed parent company, MorningStar Partners II, L.P., pursuant to a contribution agreement, and that you expect to enter into a services agreement with a subsidiary of
         MorningStar Partners II, L.P. (the    Services Company   ), pursuant
to which the Services
         Company will provide management, administrative and operating services to you. Please revise to describe all material terms of the Contribution Agreement and Services
         Agreement. Please also file the Contribution Agreement as an exhibit to your registration statement. Refer to Item 601(b)(2) of Regulation S-K.
Financial Statements, page F-1

22. Please update your historical and pro forma financial statements and related disclosures to comply with Rules 3-12 and 11-02(c) of Regulation S-X when filing the next amendment to your registration statement.
TXO Energy Partners, L.P.
Pro Forma Financial Statements, page F-2

23. We see that you refer to Note 2 of the MorningStar audited financial statements for a
         description of    the Vacuum properties    for which you intend to
provide pro forma
         financial information. However, none of the recent acquisitions described on pages F-22 and F-23 are identified as the Vacuum properties. Please revise your disclosure under this
 Bob R. Simpson
FirstName LastNameBob
MorningStar Partners, L.P.R. Simpson
Comapany
August 10, NameMorningStar
           2022               Partners, L.P.
August
Page 7 10, 2022 Page 7
FirstName LastName
         heading to describe the particular acquisition(s) for which you will provide pro forma financial information.
24. We understand from your disclosures on pages 21 and 102 that your pro forma financial
         statements will pertain to the    Chevron Vacuum Acquisition
completed in November
         2021, but not the    Chevron Andrews Parker Acquisition    completed
in December 2021.
         Provide us with the significance testing that you performed pursuant to Rules 3-05(b)(2)
         and (3), 11-01(b)(3)(i) and (ii), and Rule 3-05(a)(3) of Regulation S-X in determining that your historical and pro forma financial statements would not encompass both of these transactions, and that you would limit the historical periods depicted in your Statement of
         Revenues and Direct Operating Expenses on page F-60 to one year.
TXO Energy, LLC
Notes to Pro Forma Financial Statements
3. Supplementary Disclosure of Oil and Natural Gas Operations, page F-8

25. Expand your discussion to include an explanation for the apparent differences in the net quantities shown as individual line item changes in the reserves reconciliation for
         MorningStar Partners, L.P. Historical on pages F-9 and F-10 and the reserves reconciliation presented elsewhere for MorningStar Partners, L.P. on page F-39 for the period ending December 31, 2021.
MorningStar Partners, L.P.
Notes to Consolidated Financial Statements
16. Supplementary Financial Information for Oil and Gas Producing Activities (Unaudited)
Proved Reserves, page F-38

26. Please expand the tabular presentation of proved developed and proved undeveloped reserves by individual product type to additionally provide the net quantities at the beginning of the initial period shown in the reserves reconciliation, e.g. December 31,
         2019. Refer to FASB ASC 932-235-50-4.
27. Please expand your disclosure to explain the reasons for significant changes in the net quantities of total proved reserves for each line in the reserves reconciliation, other than production, for each period to comply with FASB ASC 932-235-50-5. Your revised disclosure should separately identify and quantify each factor, including offsetting factors, such that the change to each line item is fully explained. In particular, disclosure relating to revisions in previous estimates should indicate the extent to which changes were caused by economic factors, such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan.
 Bob R. Simpson
MorningStar Partners, L.P.
August 10, 2022
Page 8
Financial Statements
Vacuum Properties
Note 1 - Basis of Presentation, page F-61

28. We note that you refer to the Statements of Revenues and Direct Operating Expenses
       associated with the properties acquired in Chevron Vacuum Acquisition as being audited though without providing an audit opinion. Please obtain and file an audit opinion for all financial statements that are required pursuant to Rule 3-05 of Regulation S-X.
Appendix C, page C-1

29. We note references in your filing to a third-party reserve report as of December 31, 2021 prepared by Cawley, Gillespie & Associates. Please obtain and file the third-party reserve report. Refer to the disclosure requirements in Item 1202(a)(8) of Regulation S-K.
General

30. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of the communications.
       You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff
Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202)
551-3699 or Sandra Wall, Petroleum Engineer, at 202-551-4727 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-
6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameBob R. Simpson
                                                             Division of
Corporation Finance
Comapany NameMorningStar Partners, L.P.
                                                             Office of Energy &
Transportation
August 10, 2022 Page 8
cc:       Mollie Duckworth, Esq.
FirstName LastName